Exhibit 99.2

CRONOS GROUP INC.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of Canadian dollars)

Cronos Group Inc.
Consolidated Financial Statements
For the Years Ended December 31, 2018 and December 31, 2017

KPMG LLP
100 New Park Place, Suite 1400

Vaughan, ON  L4K 0J3

Tel 905-265 5900

Fax 905-265 6390

www.kpmg.ca

Private and Confidential

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Cronos Group Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Cronos Group Inc. (the Company) as of December 31, 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS).

We also have audited the adjustments to the 2017 consolidated financial statements to retrospectively apply the change in accounting policy to capitalize the direct and indirect costs attributed to the biological asset transformation, as described in Note 6(b). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 consolidated financial statements taken as a whole.

Other matter

Another auditor audited, in accordance with Canadian generally accepted auditing standards, the consolidated financial statements of the Company, which comprise the consolidated statement of financial position as at December 31, 2017, the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. In their auditors’ report dated April 27, 2018, they expressed an unmodified audit opinion on those consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.	1

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

Vaughan, Canada

March 25, 2019

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.	2

Cronos Group Inc.
Consolidated Statements of Financial Position
As at December 31, 2018 and December 31, 2017
(in thousands of CDN $)

	Notes	2018	2017
Assets
Current assets
Cash	25(a)	$32,634	$9,208
Accounts receivable	25(a)	4,163	1,140
Sales taxes receivable		3,419	3,114
Prepaids and other receivables	25(a)	3,876	790
Biological assets	7(a)	9,074	3,722
Inventory	7(b)	11,584	8,416
Loan receivable	8,25(a)	314	314
Total current assets		65,064	26,704
Advances to joint ventures	9,25(a)	6,941	-
Investments in equity accounted investees	10	3,492	3,807
Other investments	11,25(c)	705	1,347
Property, plant and equipment	12	171,891	56,172
Intangible assets	6(a),13(a)	11,234	11,207
Goodwill	13(b)	1,792	1,792
Total assets		$261,119	$101,029

Liabilities
Current liabilities
Accounts payable and other liabilities	25(b)	$15,532	$7,848
Holdbacks payable	25(b)	7,887	-
Government remittances payable	25(b)	1,123	30
Construction loan payable	15,25(b)	20,951	-
Total current liabilities		45,493	7,878
Construction loan payable	15,25(b)	-	5,367
Due to non-controlling interests	14,25(b)	2,136	-
Deferred income tax liability	22	1,850	1,416
Total liabilities		49,479	14,661
Shareholders' equity
Share capital	16	225,500	83,559
Warrants	17(a)	1,548	3,364
Stock options	17(b)	6,241	2,289
Accumulated deficit		(22,715)	(3,724)
Accumulated other comprehensive income		930	880
Total equity attributable to shareholders of Cronos Group		211,504	86,368
Non-controlling interests	14	136	-
Total shareholders' equity		211,640	86,368
Total liabilities and shareholders' equity		$261,119	$101,029
Commitments and contingencies	21
Subsequent events	28

The accompanying notes are an integral part of these consolidated financial statements

Approved on behalf of the Board of Directors:

"Michael Gorenstein"	"James Rudyk"
Director	Director

Cronos Group Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2018 and December 31, 2017
(in thousands of CDN $, except share and per share amounts)

	Notes	2018	2017
Gross revenue	18	$17,145	$4,082
Excise taxes		(1,442)	-
Net revenue		15,703	4,082
Cost of sales
Cost of sales before fair value adjustments	6(b)	7,654	2,040
Gross profit before fair value adjustments		8,049	2,042
Fair value adjustments
Unrealized change in fair value of biological assets	6(b)	(11,568)	(7,637)
Realized fair value adjustments on inventory sold in the year	6(b)	8,349	2,449
Total fair value adjustments		(3,219)	(5,188)
Gross profit		11,268	7,230
Operating expenses
Sales and marketing		4,111	575
Research and development		2,350	-
General and administrative		17,421	6,360
Share-based payments	17(b),20	4,238	1,862
Depreciation and amortization	12,13(a)	1,256	541
Total operating expenses		29,376	9,338
Operating loss		(18,108)	(2,108)
Other income (expense)
Interest income (expense)		107	(126)
Share of income (loss) from investments in equity accounted investees	10	(936)	165
Gain on other investments	11	221	4,858
Total other income (expense)		(608)	4,897
Income (loss) before income taxes		(18,716)	2,789
Income tax expense	22	489	298
Net income (loss)		$(19,205)	$2,491
Net income (loss) attributable to:
Cronos Group		$(18,970)	$2,491
Non-controlling interests	14	(235)	-
		$(19,205)	$2,491
Other comprehensive income (loss)
Gain on revaluation and disposal of other investments, net of tax	11,22	$46	$947
Foreign exchange gain on translation of foreign operations	2(d),14	4	-
Unrealized gains reclassified to net income	11	n/a	(1,651)
Total other comprehensive income (loss)		50	(704)
Comprehensive income (loss)		$(19,155)	$1,787
Comprehensive income (loss) attributable to:
Cronos Group		$(18,920)	$1,787
Non-controlling interests	14	(235)	-
		$(19,155)	$1,787
Net income (loss) per share
Basic	19	$(0.11)	$0.02
Diluted	19	$(0.11)	$0.01
Weighted average number of outstanding shares
Basic	19	172,269,170	134,803,542
Diluted	19	172,269,170	176,789,161

The accompanying notes are an integral part of these consolidated financial statements

Cronos Group Inc.
Consolidated Statements of Changes in Equity
For the Years Ended December 31, 2018 and December 31, 2017
(in thousands of CDN $, except number of share amounts)

				Share-based reserve			Accumulated other	Non-
	Notes	Number of shares	Share capital	Warrants	Stock options	Accumulated deficit	comprehensive income	controlling interests	Total
Balance at January 1, 2017		121,725,748	$33,590	$3,983	$735	$(6,215)	$1,584	$-	$33,677
Shares issued	16	19,852,301	49,594	-	-	-	-	-	49,594
Share issuance costs		-	(2,767)	-	-	-	-	-	(2,767)
Vesting of options	17(b)	-	-	-	1,862	-	-	-	1,862
Options exercised	17(b)	571,246	899	-	(308)	-	-	-	591
Warrants exercised	17(a)	7,211,308	2,243	(619)	-	-	-	-	1,624
Net income		-	-	-	-	2,491	-	-	2,491
Other comprehensive loss		-	-	-	-	-	(704)	-	(704)
Balance at December 31, 2017		149,360,603	$83,559	$3,364	$2,289	$(3,724)	$880	$-	$86,368
Shares issued	16	15,677,143	146,032	-	-	-	-	-	146,032
Share issuance costs		-	(9,577)	-	-	-	-	-	(9,577)
Vesting of options	17(b)	-	-	-	4,238	-	-	-	4,238
Options exercised	17(b)	377,698	746	-	(162)	-	-		584
Warrants exercised	17(a)	13,114,336	4,616	(1,816)	-	-	-	-	2,800
Share appreciation rights exercised	17(b)	190,242	124	-	(124)	(21)	-	-	(21)
Contribution by non-controlling interests	14	-	-	-	-	-	-	371	371
Net loss		-	-	-	-	(18,970)	-	(235)	(19,205)
Other comprehensive income		-	-	-	-	-	50	-	50
Balance at December 31, 2018		178,720,022	$225,500	$1,548	$6,241	$(22,715)	$930	$136	$211,640

The accompanying notes are an integral part of these consolidated financial statements

Cronos Group Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018 and December 31, 2017
(in thousands of CDN $)

	Notes	2018	2017
Operating activities
Net income (loss)		$(19,205)	$2,491
Items not affecting cash:
Unrealized change in fair value of biological assets	6(b)	(11,568)	(7,637)
Realized fair value adjustments on inventory sold in the year	6(b)	8,349	2,449
Share-based payments	17(b),20	4,238	1,862
Depreciation and amortization	12,13(a)	2,510	996
Share of loss (income) from investments in equity accounted investees	10	936	(165)
Gain on other investments	11	(221)	(4,858)
Deferred income tax expense	22	489	298
Foreign exchange gain		(11)	-
Net changes in non-cash working capital	24	4,744	(984)
Cash flows used in operating activities		(9,739)	(5,548)
Investing activities
Repayment of purchase price liability		-	(2,590)
Investments in equity accounted investees	10	(621)	(1,076)
Investment in ABcann Global Corporation	11	-	(1,016)
Proceeds from sale of other investments	11	967	10,879
Payment to exercise ABcann Global Corporation warrants	11	(113)	(2,268)
Advances to joint ventures	9	(6,941)	-
Purchase of property, plant and equipment	12	(114,407)	(42,701)
Purchase of intangible assets	13(a)	(360)	-
Cash flows used in investing activities		(121,475)	(38,772)
Financing activities
Proceeds from exercise of warrants	17(a)	2,800	1,624
Payments from share appreciation rights	17(b)	(21)	-
Proceeds from exercise of options	17(b)	584	591
Proceeds from share issuance	16	146,032	49,594
Share issuance costs		(9,577)	(2,767)
Proceeds from construction loan payable	15	15,007	6,304
Payment of accrued interest on construction loan payable	15	(185)	-
Repayment of mortgage payable		-	(4,000)
Transaction costs paid on construction loan payable	15	-	(1,282)
Cash flows provided by financing activities		154,640	50,064
Net change in cash		23,426	5,744
Cash - beginning of year		9,208	3,464
Cash - end of year		$32,634	$9,208
Supplemental cash flow information
Interest paid		$870	$200
Interest received		$-	$22

The accompanying notes are an integral part of these consolidated financial statements

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

1.	Nature of business

Cronos Group Inc. (the "Cronos Group" or the "Company") was incorporated under the Business Corporations Act (Ontario). Cronos Group is a public corporation, with its head office located at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3. The Company's common shares are currently listed on the Toronto Stock Exchange ("TSX") and Nasdaq Global Market under the ticker symbol ("CRON").

Cronos Group is an innovative global cannabinoid company, with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s brand portfolio includes PEACE NATURALS™, a global health and wellness brand, and two adult-use brands, COVE™ and Spinach™. The Company operates two wholly-owned license holders ("License Holders") under the Cannabis Act (Canada) and its relevant regulations (the "Cannabis Act"). Our License Holders are Peace Naturals Project Inc. ("Peace Naturals"), which has production facilities near Stayner, Ontario, and Original BC Ltd. ("OGBC"), which has a production facility in Armstrong, British Columbia. Currently, Cronos Group sells dried cannabis, pre-rolls and cannabis oils through wholesale and direct-to-consumer channels under its PEACE NATURALS™, COVE™ and Spinach™ brands.

Cronos Group has also entered into five strategic joint ventures in Canada, Israel, Australia, and Colombia, and holds minority interests in cannabis-related companies and License Holders. One of these strategic joint ventures is considered a subsidiary for financial reporting purposes, refer to Note 2(a).

2.	Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"). The accounting policies adopted in the preparation of the consolidated financial statements are those in effect as of January 1, 2018. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

These consolidated financial statements were approved by the Board of Directors (the "Board") on March 25, 2019.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

2.	Basis of presentation (continued)

(a)	Basis of consolidation

These consolidated financial statements include the accounts of Cronos Group Inc. and its subsidiaries, summarized in the following chart.

Subsidiaries	Jurisdiction of incorporation	Incorporation date	Ownership interest
Hortican Inc. ("Hortican")	Canada	January 17, 2013	100%
Peace Naturals Project Inc.	Canada	November 21, 2012	100%
Original BC Ltd.	Canada	March 15, 2013	100%
Cronos Canada Holdings Inc.	Canada	March 13, 2018	100%
Cronos Global Holdings Inc.	Canada	April 25, 2017	100%
Cronos Israel G.S. Cultivations Ltd. (i)	Israel	February 4, 2018	70%
Cronos Israel G.S. Manufacturing Ltd. (i)	Israel	September 4, 2018	90%
Cronos Israel G.S. Store Ltd. (i)	Israel	June 28, 2018	90%
Cronos Israel G.S. Pharmacies Ltd. (i)	Israel	February 15, 2018	90%
Cronos Group Celtic Holdings Ltd.	Ireland	February 6, 2018	100%
Cronos Malta Holdings Ltd.	Malta	October 25, 2018	100%

(i)	These Israeli entities are collectively known as "Cronos Israel".

In the consolidated statements of operations and comprehensive income (loss), profit or loss and other comprehensive income are attributed to the equity holders of the Company and to the non-controlling interests. Non-controlling interests in the equity of Cronos Israel are presented separately in the shareholders' equity section of the consolidated statements of financial position and consolidated statements of changes in equity.

(b)	Investments in equity accounted investees

Investees in which the Company has significant influence or joint control are accounted for using the equity method. The Company's investments in equity accounted investees are summarized in the following chart.

Equity accounted investees	Jurisdiction of incorporation	Ownership interest
Whistler Medical Marijuana Company ("Whistler")	Canada	19% (2017 - 20.3%)
Cronos Australia Limited ("Cronos Australia")	Australia	50%
MedMen Canada Inc. ("MedMen Canada")	Canada	50%
Cronos Growing Company Inc. ("Cronos GrowCo")	Canada	50%
NatuEra S.à r.l	Luxembourg	50%

(c)	Basis of measurement

Apart from biological assets and other investments, which are measured at fair value, the consolidated financial statements have been presented and prepared on the basis of historical cost.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

2.	Basis of presentation (continued)

(d)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and all of its subsidiaries, with the exception of Cronos Israel which has a functional currency of the Israeli Shekel ("ILS").

(e)	Estimates and critical judgments by management

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i)	Business combinations

In determining the appropriate basis of accounting for an acquisition, judgment is used to determine if an acquisition is a business combination or an asset acquisition.

(ii)	Control, joint control, or level of influence

In determining the appropriate basis of accounting for the Company’s interests in investees, judgment is applied regarding the degree to which the Company has the ability to exert influence directly or indirectly over the investees’ financial and operating activities.

(iii)	Warrants and stock options

Warrants and stock options are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or stock option and expected risk-free interest rate.

(iv)	Useful lives and impairment of long-lived assets

Long-lived assets are defined as property, plant and equipment and intangible assets with finite lives. Depreciation and amortization are dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment, and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(v)	Impairment of cash-generating units and goodwill

The impairment test for cash generating units ("CGUs") to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

2.	Basis of presentation (continued)

(e)	Estimates and critical judgments by management (continued)

(vi)	Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management's best estimate based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(vii)	Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell. As a result, critical estimates related to the valuation of biological assets are also applicable to inventory. Determining the fair value less costs to sell requires the Company to make assumptions about the expected harvest yield from the cannabis plants, the value associated with each stage of the plants' growth cycle, estimated selling price, processing costs to convert harvested cannabis into finished goods, selling costs, the equivalency factor to convert dry cannabis into cannabis oil and the multiples of crude extract and isolate mass in diluted cannabis oil. The Company's estimates are, by their nature, subject to change. Refer to Note 7.

Inventory is valued at the lower of cost and net realizable value. Determining the net realizable value requires the Company to make assumptions about the estimated selling price in the ordinary course of business, the estimated costs of completion and the estimated variable costs to sell.

(viii)	Expected credit losses on financial assets

Determining an allowance for expected credit losses ("ECLs") for all debt financial assets not held at fair value through profit or loss requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

(ix)	Variable consideration in revenue from contracts with customers

Determining the amount of variable consideration to recognize, and whether the amount of variable consideration should be constrained, is dependent on management's estimate of the most likely amount to which the Company will be entitled and the probability of a significant reversal in that amount. These determinations require management to make estimates based on historical amounts received, current economic conditions, and current industry conditions, in Canada and abroad, adjusted for forward looking information.

(x)	Returns from customers

Revenue is measured net of returns. As a result, the Company is required to estimate the amount of returns based on the historical data by customer and product type, adjusted for forward-looking information.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

3.	Significant accounting policies

The principal accounting policies applied to the preparation of these consolidated financial statements are set out below:

(a)	Revenue recognition

Revenue is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods to a customer. Gross revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Net revenue from sale of goods, as presented in the consolidated statement of operations and comprehensive income (loss), represents revenue from the sale of goods less applicable excise taxes, expected price discounts, and allowances for customer returns. Excise taxes are a production tax which become payable when a cannabis product is delivered to the customer and are not directly related to the value of revenue.

The Company's contracts with customers for the sales of dried cannabis and cannabis oil consist of one performance obligation. The Company has concluded that revenue from the sale of these products should be recognized at the point in time when control is transferred to the customer, which is on shipment or delivery, depending on the contract.

Customer contracts for international sales of dry cannabis include profit sharing arrangements with distributors which give rise to variable consideration. If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated as the most likely amount, based on the Company's historical information, at contract inception.

The Company's payment terms vary by the type of customer. For individual consumer sales, payment is due prior to the transfer of control. For domestic non-consumer sales, payment is due 60 days after the transfer of control. For international sales, fixed consideration is due 30 days, and variable consideration is due a maximum of 120 days, after transfer of control, respectively.

(b)	Investments in equity accounted investees

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee without control or joint control over those decisions. Significant influence is presumed if the Company holds between 20% and 50% of the voting rights, unless evidence exists to the contrary.

A joint venture is a type of joint arrangement whereby the Company has joint control over, and rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method. The Company's interest in an investee is initially recorded at cost and is subsequently adjusted for the Company's share of changes in the net assets of the investee, less any impairment in the value of individual investments, and any dividends paid. Where the Company transacts with an investee, unrealized profits and losses are eliminated to the extent of the Company's interest in that investee.

(c)	Biological assets and inventory

The Company measures biological assets consisting of cannabis plants, at fair value less costs to sell up to the point of harvest. Costs incurred to transform biological assets to the point of harvest ("production costs") are capitalized as they are incurred, which become the cost basis of the biological assets. While the Company's biological assets are within the scope of IAS 41 Agriculture, the Company applies a similar approach to IAS 2 Inventories in capitalizing direct and indirect costs of biological assets. These costs include direct costs such as nutrients, soil, seeds, and direct labour, as well as other indirect costs such as utilities, an allocation of indirect labour, property taxes, and depreciation of equipment used in the growing process. The biological assets are then revalued to fair value less costs to sell at the end of the period. Gains or losses arising from changes in fair value less costs to sell are included under fair value adjustments within the consolidated statement of operations and comprehensive income (loss).

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

3.	Significant accounting policies (continued)

(c)	Biological assets and inventory (continued)

Inventories of finished goods and work-in-process are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at the point of harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs ("processing costs"), including direct costs attributable to processing and related overhead, are capitalized to inventory as they are incurred, to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated variable costs to sell. Inventories of raw materials, supplies and consumables are valued at the lower of cost and net realizable value, with cost determined using the weighted average cost basis.

Upon the sale of inventory, the capitalized production costs and processing costs are recorded in cost of sales before fair value adjustments in the consolidated statement of operations and comprehensive income (loss). The related realized fair value adjustments on inventory sold in the year is recorded separately in the consolidated statement of operations and comprehensive income (loss)

(d)	Intangible assets

Intangible assets are recorded at cost less any accumulated amortization and accumulated impairment losses. Impairment for intangible assets with finite lives is tested if there is any indication of impairment. Intangible assets acquired through a business combination are measured at fair value at the acquisition date.

Intangible assets with finite useful lives are amortized over their estimated useful lives using the following methods and rates:

	Method	Rate
Software	Double declining	50%
Health Canada Licenses	Straight-line	Useful life of corresponding facilities
Israeli Codes	Straight-line	Useful life of corresponding facilities

Amortization begins when assets become available for use. The estimated useful life, amortization method, and rate are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

(e)	Research and development costs

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends, and has sufficient resources, to complete development and use or sell the product or process. All other development costs are expensed as incurred.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

3.	Significant accounting policies (continued)

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The assets are depreciated over their estimated useful lives using the following methods and rates:

	Method	Rate
Building structures	Straight-line	15 to 20 years
Furniture and equipment	Straight-line	5 years
Computer equipment	Straight-line	3 years
Security equipment	Straight-line	5 years
Production equipment	Straight-line	7 years
Road	Straight-line	25 years
Leasehold improvements	Straight-line	5 to 10 years
Equipment under finance lease	Straight-line	Lesser of term of lease and useful life of equipment

The estimated residual value, useful life and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components.

Construction in progress is transferred to the appropriate asset class when the building is available for use, which is defined as the point at which the building receives the Health Canada licenses to (i) possess cannabis, (ii) to obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis, and (iii) to produce cannabis, other than obtaining it by cultivating, propagating, or harvesting. Depreciation commences at the point the assets are classified as available for use.

(g)	Provisions

A provision is recorded when it becomes probable that a present obligation arising from a past event will require an outflow of resources that can be reliably estimated. The amount of the provision recorded, if any, is management's best estimate of the outflow of resources required to settle the obligation. Where a potential obligation resulting from past events exists, but occurrence of the outflow of resources is not probable or the estimate is not reliable, these contingent liabilities are disclosed as contingencies.

(h)	Share capital

Share capital is presented at the fair value of the shares issued. Costs related to the issuance of shares are reported in equity, net of tax, as a deduction from the issuance proceeds.

(i)	Foreign exchange translation

Translation of foreign currency transactions

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Exchange differences arising from operating transactions are recorded in profit or loss for the period; exchange differences related to financing transactions are recognized in finance income or directly in equity.

Translation of foreign operations

The assets and liabilities of Cronos Israel are translated into Canadian dollars at year-end exchange rates. Income and expenses, and cash flows are translated into Canadian dollars using average exchange rates. Differences resulting from translating foreign operations are reported as translation differences in other comprehensive income, and accumulated in equity. When a foreign operation is disposed of, the translation differences previously recognized in equity are reclassified to profit or loss.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

3.	Significant accounting policies (continued)

(j)	Income taxes

The Company accounts for its income taxes using the liability method. Deferred income tax assets and liabilities are determined based on the difference between the carrying amount and the tax basis of the assets and liabilities. Any change in the net amount of deferred income tax assets and liabilities is included in profit or loss, except for changes related to the components of other comprehensive income or equity, in which case the tax expense is recognized in other comprehensive income or equity, respectively. Deferred income tax assets and liabilities are determined based on enacted or substantively enacted tax rates and laws which are expected to apply to taxable profit for the years in which the assets and liabilities will be recovered or settled. Deferred income tax assets are recorded when their recoverability is considered probable and are reviewed at the end of each reporting period. Deferred income tax assets and liabilities are not discounted.

(k)	Share-based payments

Equity instruments granted are initially measured at fair value at the grant date. Where equity instruments are granted to employees, they are measured at the fair value of the equity instruments granted, determined using the Black-Scholes valuation model, which is recognized in the consolidated statement of operations and comprehensive income (loss) over the vesting period. Where equity instruments are granted to non-employees, they are measured at the fair value of the goods or services received.

The related costs for all equity-settled stock-based payments are reflected in share-based reserve, until the instruments are exercised. Upon exercise, shares are issued from treasury and the amount previously reflected in the share-based reserve is, along with any proceeds paid upon exercise, credited to share capital.

(l)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all potentially dilutive common shares, which comprise warrants, stock options, and share appreciation rights.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

3.	Significant accounting policies (continued)

(m)	Financial instruments

All financial instruments are initially recorded at fair value at the time of acquisition. The Company aggregates its financial instruments in accordance with IFRS 9, Financial Instruments, into classes based on their nature and characteristics. Management determines the classification when the instruments are initially recognized, which is normally the date of the transaction. The Company's accounting policy for each class of financial instruments is as follows:

Classification	Financial instruments	Accounting policy
Amortized cost

Cash, accounts receivable, other receivables, loan receivable, advances to joint ventures, accounts payable and other liabilities, holdbacks payable, construction loan payable, due to non-controlling interests

These financial instruments are initially recognized at fair value plus directly attributable transaction costs. Subsequently, these instruments are measured at amortized cost using the effective interest method. Financial assets are adjusted for any ECLs.(i) The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Fair value through profit or loss	Other investments (investment in warrants of AbCann Global Corp.)

These financial instruments are initially recognized at fair value; all transaction costs are recognized immediately in profit or loss. Subsequently, these instruments are recognized at fair value at each reporting date. Any changes in fair value, and gains or losses upon disposition of the financial instruments are recognized in profit or loss.

Fair value through other comprehensive income (equity instruments)	Other investments (investments in Canopy Growth Corporation, Evergreen Medicinal Supply Inc.)

These equity instruments are irrevocably classified in this category, and are initially recognized at fair value, plus directly attributable transaction costs. Subsequently, these instruments are recognized at fair value at each reporting date. Any changes in fair value and gains or losses upon disposition of the financial instruments are recognized in other comprehensive income in the period during which the change occurs.

(i)

Critical to the determination of ECLs is the definition of default and the definition of a significant increase in credit risk. The definition of default is used in measuring the amount of ECLs and in the determination of whether the loss allowance is based on a 12-month or lifetime ECLs. The Company considers the following as constituting an event of default: the borrower is past due more than 90 days on any material credit obligation, or the borrower is unlikely to pay its credit obligations to the Company in full. The Company monitors all financial assets that are subject to the impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk, the Company will measure the loss allowance based on lifetime rather than 12-month ECLs. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial asset at the reporting date based on the remaining maturity of the instrument with the risk of a default occurring that was anticipated for the remaining maturity at the current reporting date when the financial asset was first recognized.

(n)	Business combinations and consolidation

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. Acquisition-related costs are expensed as incurred. All intercompany transactions and balances are eliminated upon consolidation.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

4.	Adoption of new accounting pronouncements

(a)	Amendments to IFRS 2 Share-based payments

The amendments to IFRS 2 clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments was January 1, 2018. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments.

(b)	IFRS 15 Revenue from contracts with customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 became effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has adopted this new standard as of its effective date using the full retrospective method of adoption, and has assessed no significant changes as a result of the adoption of this new standard.

Under IFRS 15, the revenue recognition model has changed from one based on the transfer of risks and rewards of ownership, to one based on the transfer of control. The Company’s contracts with customers for the sales of dried cannabis and cannabis oil include one performance obligation, a promise in a contract with a customer to transfer a good. As the transfer of risks and rewards generally coincides with the transfer of control at a point in time, upon shipment or delivery, depending on the contract, the timing and amount of revenue considering discounts, returns, and variable consideration, recognized from this principal revenue stream has not changed as a result of the adoption of this new standard.

(c)	IFRS 9 Financial instruments

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only three categories: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis with the exception of financial assets that were derecognized at the date of initial application, January 1, 2018. The 2017 comparatives were not restated. As a result of the new classification model and measurement requirements under IFRS 9, the Company has elected to classify the available-for-sale equity investments as fair value through other comprehensive income investments, as they are not held for trading by the Company. Under this classification, there is no recycling of gains or losses from accumulated other comprehensive income to profit or loss. Due to the adoption of IFRS 9, during the year ended December 31, 2018, a net gain of approximately $294 on the disposition of investments classified as fair value through other comprehensive income was recorded in other comprehensive income rather than profit or loss. These investments had a fair value of $961 immediately prior to disposition. The new classification and measurement of the Company's financial assets are as follows:

(i)	Equity instruments at fair value through other comprehensive income ("FVOCI")

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. The Company classified its quoted and unquoted equity instruments as equity instruments at FVOCI. Equity instruments in this category are subsequently measured at fair value with changes recognized in other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Dividend income is recognized in earnings. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

4.	Adoption of new accounting pronouncements (continued)

(c)	IFRS 9 Financial instruments (continued)

(ii)	Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion. Financial assets classified in this category are measured at amortized cost using the effective interest method.

(iii)	Fair value through profit or loss ("FVTPL")

This category includes derivative instruments as well as quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

The assessment of the Company's business models was made as of the date of initial application, January 1, 2018, and then applied retrospectively to those financial instruments that were not derecognized before January 1, 2018.

	IFRS 9	IAS 39
Financial assets
Cash	Amortized cost	FVTPL
Accounts receivable	Amortized cost	Amortized cost
Other receivables	Amortized cost	Amortized cost
Loan receivable	Amortized cost	Amortized cost
Advances to joint ventures	Amortized cost	Amortized cost
Other investments (Refer to Note 11)	FVTPL - ABcann share warrants FVOCI - Canopy, ABcann shares, Evergreen	FVTPL - ABcann share warrants Available-for-sale - Canopy, ABcann shares, Evergreen
Financial liabilities
Accounts payable and other liabilities	Amortized cost	Amortized cost
Holdbacks payable	Amortized cost	Amortized cost
Construction loan payable	Amortized cost	Amortized cost

There were no changes in the carrying amounts of the financial instruments as a result of the adoption of IFRS 9 as at the date of initial application.

(iv)	Impairment of financial assets

The adoption of IFRS 9 has fundamentally changed the Company's accounting of impairment losses for financial assets by replacing IAS 39's incurred loss approach with a forward-looking expected credit loss approach. There were no impairment losses recognized in these consolidated financial statements as a result of the adoption of IFRS 9 as at the date of initial application.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

5.	New and revised standards and interpretations issued but not yet effective

(a)	IFRS 16 Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from contracts with customers. The Company will adopt this new standard as of its effective date.

The Company has reviewed all of the Company’s leasing arrangements outstanding as at December 31, 2018, in respect of the new lease standard. The standard will primarily affect the accounting for the Company's operating leases. At the reporting date, the Company has non-cancellable operating lease commitments of $5,950, see Note 21(a). The Company intends to apply the simplified transition approach and will not restate comparative amounts to the year prior to adoption. In respect of these lease commitments, the Company expects to recognize right-of-use assets of approximately $1,722, current lease liabilities of $303 and non-current lease liabilities of $1,642 as at January 1, 2019. Pursuant to the application of the simplified transition approach, the Company expects a one-time adjustment to increase the opening accumulated deficit as at January 1, 2019 of $223. The Company expects that profit or loss will decrease by approximately $98 for the year ended December 31, 2019 as a result of the application of IFRS 16.

(b)	IFRIC 23 Uncertainty over income tax treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 will be effective for the Company’s fiscal year beginning on January 1, 2019, with earlier application permitted. The Company will adopt this interpretation as of its effective date. The Company has performed a preliminary analysis and has not assessed any significant impact as a result of the adoption of this standard.

6.	Accounting changes

(a)	Change in estimate

During the three months ended March 31, 2018, the Company revised its estimate of the useful life of the Health Canada Licenses, and assessed that the licenses have an estimated useful life equal to the remaining useful life of the corresponding facilities described in Note 13(a). Previously, the Company estimated that the Health Canada licenses had an indefinite life. The change in estimate was accounted for prospectively.

(b)	Change in accounting policy

During the three months ended June 30, 2018, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs attributable to the biological asset transformation. The previous accounting policy was to expense these costs as period costs. The new accounting policy is included in Note 3(c).

The new accounting policy provides more reliable and relevant information to users as the gross profit before fair value adjustments only considers the costs incurred on inventory sold during the year, and excludes costs incurred on the biological transformation until the related harvest is sold. The following demonstrates the change for each prior period presented. There is no impact of this policy change on gross profit, net income (loss), basic and diluted earnings per share, the consolidated statement of financial position, or the consolidated the statement of changes in equity on the current or any prior period, upon retrospective application.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

6.	Accounting changes (continued)

(b)	Change in accounting policy (continued)

	2018		2017
	Original accounting policy	New accounting policy	Original accounting policy	New accounting policy
Consolidated statement of operations and comprehensive income (loss)
Cost of sales
Cost of sales before fair value adjustments	$2,942	$7,654	$609	$2,040
Production costs	7,145	-	3,983	-
Total cost of sales	10,087	7,654	4,592	2,040
Gross profit (loss) before fair value adjustments	5,616	8,049	(510)	2,042
Fair value adjustments:
Unrealized change in fair value of biological assets	(18,713)	(11,568)	(11,620)	(7,637)
Realized fair value adjustments on inventory sold in the year	13,061	8,349	3,880	2,449
Total fair value adjustments	(5,652)	(3,219)	(7,740)	(5,188)
Gross profit	$11,268	$11,268	$7,230	$7,230

	2018		2017
	Original accounting policy	New accounting policy	Original accounting policy	New accounting policy
Consolidated statement of cash flows
Operating activities
Items not affecting cash:
Unrealized change in fair value of biological assets	$(18,713)	$(11,568)	$(11,620)	$(7,637)
Realized fair value adjustments on inventory sold in the year	13,061	8,349	3,880	2,449
Net changes in non-cash working capital:
Biological assets	13,361	6,216	9,693	5,710
Inventory	(16,229)	(11,517)	(10,388)	(8,957)
Net effect on cash flows used in operating activities	$(8,520)	$(8,520)	$(8,435)	$(8,435)

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

7.	Biological assets and inventory

(a)	Biological assets

The Company's biological assets consist of cannabis plants. The changes in the carrying amounts of the biological assets are as follows:

	2018 (Note 6)	2017 (Note 6)
Biological assets - beginning of year	$3,722	$1,795
Capitalization of production costs	7,145	3,983
Unrealized change in fair value of biological assets	11,568	7,637
Transferred to inventory upon harvest	(13,361)	(9,693)
Biological assets - end of year	$9,074	$3,722

As of December 31, 2018, it is expected that the Company's biological assets will ultimately yield approximately 6,303 kg of dry cannabis (2017 - 1,695 kg). As at December 31, 2018, the Company has 46,004 plants (2017 - 7,353 plants) classified as biological assets.

The Company measures its biological assets at fair value less costs to sell. This valuation is based on the expected harvest yield (in grams) for plants currently being cultivated, adjusted for the expected selling price less post-harvest costs attributable to bringing a harvested gram of cannabis to a saleable condition and ultimate sale (on a per gram basis). The Company accretes the fair value of each cannabis plant on a straight-line basis over the expected growing cycle. As at December 31, 2018, the plants were on average 6 weeks (2017 - 7 weeks) into the growing cycle 37% complete (2017 - 46%) and were ascribed approximately 37% (2017 - 46%) of their expected fair value at harvest date.

(b)	Inventory

Inventory as at December 31, 2018 consisted of the following:

	2018		2017
	kg	$	kg	$
Dry cannabis
Finished goods	187 kg	$972	815 kg	$6,145
Work-in-process	1,789 kg	7,733	243 kg	1,630
		8,705		7,775

Cannabis oils
Finished goods	115 kg	656	18 kg	332
Work-in-process	220 kg	1,250	nil kg	-
		1,906		332

Raw materials	(i)	171	(i)	183
Supplies and consumables		802		126
		$11,584		$8,416

(i)	Raw materials consisted of 0.267 kg (2017 - 0.288 kg) of seeds held by the Company as at December 31, 2018.

As at December 31, 2018, the Company held 29 kg (2017 - 4 kg) of dry cannabis and 4 kg (2017 - 1 kg) of cannabis oils as retention samples. These samples are recorded at a value of $nil on the consolidated statements of financial position as they are not saleable.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

7.	Biological assets and inventory (continued)

(c)	Direct and indirect cost allocations

The direct and indirect costs related to biological assets and inventory are allocated as follows. The allocation basis was consistent for the years ended December 31, 2018 and 2017, unless otherwise specified.

Nature of cost	Allocation basis
Consumables (insect control, fertilizers, soil)	100% allocated to production costs; incurred to support plant growth
Labour costs (including salaries and benefits)

Allocated based on job descriptions of various personnel; 30% allocated to processing costs; 40% allocated to production costs; 30% allocated to operating expenses (2017 - 20%; 70%; and 10%; respectively)

Supplies and small tools	80% allocated to production costs; 20% allocated to processing costs
Utilities	Allocated based on estimates of usage, 10% allocated to processing costs; 90% allocated to production costs
Property taxes, depreciation, security	Allocated based on estimates of square footage, 20% allocated to processing costs; 50% allocated to production costs; 30% allocated to operating expenses
Packaging costs	100% allocated to processing costs

(d)	Significant inputs and sensitivity analyses

The Company has made the following estimates related to significant inputs in the valuation model:

Significant inputs	Allocation basis
Net selling price per gram	Estimated net selling price per gram of dry cannabis based on historical sales and anticipated prices, after adjustment for excise taxes
Harvest yield per plant	Expected grams of dry cannabis to be harvested from a cannabis plant, based on the weighted average historical yields by plant strain
Stage of growth	Weighted average plant age (in weeks) out of the 16 week growing cycle as of the period end date
Processing costs per gram

Estimated post-harvest costs per gram to bring a gram of harvested cannabis to its saleable condition, including drying, curing, testing and packaging, and overhead allocation; estimated based on post-harvest costs incurred during the period divided by number of grams processed during the period

Selling costs per gram	Estimated shipping, order fulfillment, and labelling costs per gram; calculated as selling costs incurred during the period divided by number of grams sold during the period
Equivalency factor	Estimated grams of dry cannabis required to produce one milliliter of cannabis oil; estimated based on historical results
Mass multipliers	Estimated multiples of crude extract and isolate mass in diluted cannabis oil products

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

7.	Biological assets and inventory (continued)

(d)	Significant inputs and sensitivity analyses (continued)

The following table quantifies each of the significant unobservable inputs described above and provides a sensitivity analysis of the impact on the reported values of biological assets and inventory. The sensitivity analysis for each significant input is performed by assuming a 5% decrease in the input while other significant inputs remain constant at management's best estimate as of the period end date.

		Increase (decrease) as at December 31, 2018			Increase (decrease) as at December 31, 2017
	As at December 31, 2018	Biological assets	Inventory	As at December 31, 2017	Biological assets	Inventory
Net selling price per gram	$5.58/g	$(673)	$(640)	$8.50/g	$(227)	$(443)
Harvest yield per plant	137 g	(446)	-	182 g	(181)	-
Stage of growth	6 weeks	(446)	-	7 weeks	(181)	-
Processing costs per gram	$1.98/g	175	65	$0.82/g	22	9
Selling costs per gram	$0.43/g	52	50	$0.97/g	227	443
Equivalency factor	0.3 g/mL	(45)	104	0.3 g/mL	(1)	(17)
Mass multipliers	30x - 50x	(5)	(24)	n/a	n/a	n/a

8.	Loan receivable

	2018	2017
Loan receivable from Evergreen Medicinal Supply Inc. ("Evergreen") (i)	$265	$265
Add: Accrued interest	49	49
Loan receivable	$314	$314

(i)	The loan is due on demand. The loan accrued interest at 8% per year, up to March 31, 2017, calculated and payable annually in arrears. Refer to Note 11(ii) for details.

9.	Advances to joint ventures

	2018	2017
Cronos Australia (i)	$990	$-
Cronos GrowCo (ii)	4,080	-
MedMen Canada (ii)	1,871	-
	$6,941	$-

(i)

$940 ($1,000 Australian dollars, "AUD") is governed by an unsecured loan bearing interest at a rate of 12% per annum, calculated and compounded daily, in arrears, on the amounts advanced from the date of each advance. The loan is due on December 1, 2020. If the loan is overdue, the outstanding amount bears interest at an additional 2% per annum. Advances in excess of the loan amount are unsecured, non-interest bearing, and there are no terms of repayment. Refer to Note 10(iv) for details regarding the Company's investment in Cronos Australia.

(ii)

Advances are unsecured, non-interest bearing, and there are no terms of repayment. Refer to Note 10(ii) and (iii) for details regarding the Company's investments in MedMen Canada and Cronos GrowCo, respectively.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

10.	Investments in equity accounted investees

A reconciliation of the carrying amount of the investments in associates and joint ventures is as follows:

	Whistler (i)	MedMen Canada (ii)	Cronos GrowCo(iii)	Cronos Australia (iv)	Total
As at January 1, 2017	$2,566	$-	$-	$-	$2,566
Capital contributions	1,076	-	-	-	1,076
Share of net income	165	-	-	-	165
As at December 31, 2017	$3,807	$-	$-	$-	$3,807
Capital contributions	-	101	100	420	621
Share of net income (loss)	231	(276)	(129)	(762)	(936)
As at December 31, 2018	$4,038	$(175)	$(29)	$(342)	$3,492

(i)

Whistler was incorporated in British Columbia, Canada and is a License Holder with production facilities in British Columbia, Canada. Although the Company held less than 20% of the ownership interest and voting control of Whistler, the Company had the ability to exercise significant influence through both its power to elect board members, and aggregately, with affiliated shareholders, the Company held over 20% of the voting control of Whistler. Subsequent to December 31, 2018, the Company fully divested of its investment in Whistler. Refer to Note 28(e).

(ii)

MedMen Canada was incorporated under the Canada Business Corporations Act ("CBCA") on March 13, 2018, with the objective of distribution, sale, and marketing of cannabis products in Canada. MedMen Canada holds the exclusive license to the MedMen brand in Canada for a minimum term of 20 years.

(iii)

Cronos GrowCo was incorporated under the CBCA on June 14, 2018, with the objective of building a cannabis production greenhouse, applying for cannabis licenses under the Cannabis Act, and growing, cultivating, extracting, producing, selling, and distributing cannabis in accordance with such licenses.

(iv)

Cronos Australia Pty. Ltd. was incorporated under the Corporations Act 2001 (Australia) on December 6, 2016. On September 27, 2018, Cronos Australia Pty. Ltd. underwent a restructuring, resulting in the incorporation of Cronos Australia Limited on that date, which became the ultimate holding company of the group, owning 100% of Cronos Australia Group Pty. Ltd., which owns 100% of Cronos Australia - Marketing & Distribution Pty. Ltd., Cronos Australia - Operations Pty. Ltd, and Cronos Australia – New Zealand Ltd. Cronos Group has committed to provide 50% of the capital expenditure and operating expense funding requirements, amounting to approximately $10,000. The timing of these funding obligations has not been determined as of December 31, 2018.

The following is a summary of financial information for the Company's significant associates and joint ventures as at December 31:

	Whistler	MedMen Canada	Cronos GrowCo	Cronos Australia	2018
Current assets	$6,307	$1,521	$603	$1,280	$9,711
Non-current assets	26,743	-	9,762	491	36,996
Current liabilities	1,191	-	2,200	1,718	5,109
Non-current liabilities	6,841	1,871	8,233	1,058	18,003

Revenue	$6,923	$-	$-	$-	$6,923
Income (loss) from continuing operations	1,213	(552)	(269)	(1,524)	(1,132)

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

10.	Investments in equity accounted investees (continued)

	Whistler	MedMen Canada	Cronos GrowCo	Cronos Australia	2017
Current assets	$4,163	$-	$-	$-	$4,163
Non-current assets	13,645	-	-	-	13,645
Current liabilities	3,676	-	-	-	3,676
Non-current liabilities	-	-	-	-	-

Revenue	$3,813	$-	$-	$-	$3,813
Income from continuing operations	814	-	-	-	814

11.	Other investments

Other investments consist of investments in common shares and warrants of several companies in the cannabis industry. These investments, with the exception of shares of Evergreen and warrants of ABcann Global Corporation (now known as "VIVO Cannabis Inc.") ("ABcann"), were quoted in an active market as of the relevant period end date and, as a result, had a reliably measurable fair value as of such period end dates. Refer to Note 4(c) on the adoption of IFRS 9 as of January 1, 2018.

	2018	2017
Fair value through other comprehensive income investments
Canopy Growth Corporation ("Canopy") (i)	$405	$877
Evergreen (ii)	300	300
	$705	$1,177

Fair value through profit or loss investment
ABcann - share warrants (iii)(v)	-	170
	$705	$1,347

The gains (losses) recognized upon the increase (decrease) in the fair value of other investments were as follows:

	2018	2017
Gain recognized in net income (loss)
Canopy (i)	$-	$36
ABcann - shares (iii)	-	4,160
ABcann - share warrants (iii)(v)	221	5
The Hydropothecary Corporation ("Hydropothecary") (iv)	-	657
	$221	$4,858

	2018	2017
Gain (loss) recognized in other comprehensive income (loss) before taxes
Canopy (i)	$215	$608
ABcann - shares (iii)	(224)	-
	$(9)	$608

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

11.	Other investments (continued)

(i)

During the year ended December 31, 2018, the Company sold 18,436 shares of Canopy (2017 - 7,374) for proceeds of $687 (2017 - $88). Subsequent to December 31, 2018, the Company fully divested of its investment in Canopy. Refer to Note 28(a).

(ii)

On March 16, 2017, Evergreen received a cultivation license under the Cannabis Act. As a result, the Company completed its subscription for a second tranche of shares of Evergreen for $100 and exercised its option to acquire an additional 5% of the equity of Evergreen for $500, for a total additional investment of $600. However, Evergreen, through its counsel, has indicated that the Company is not entitled to any interest in Evergreen and has rejected the payment. The Company filed a statement of claim in the Supreme Court of British Columbia and Evergreen has filed a statement of defense. The Company intends to vigorously pursue the enforcement of its rights to acquire equity in Evergreen.

(iii)

During the year ended December 31, 2017, ABcann completed a reverse takeover with Panda Capital Inc. As a result of this transaction, ABcann began trading on the TSX. The Company subscribed for additional shares of ABcann of $1,016 and sold 8,770,001 shares of ABcann for proceeds of $9,859 during the year ended December 31, 2017.

During the year ended December 31, 2018, the Company exercised 182,927 share warrants for aggregate consideration of $113, for additional shares of ABcann. Prior to the exercise, the share warrants were revalued to fair value using the Black-Scholes option pricing model. During the year ended December 31, 2018, the Company sold all 182,927 shares of ABcann for proceeds of $280.

(iv)

During the year ended December 31, 2017, BFK Capital Corp. acquired all of the outstanding shares of Hydropothecary (currently operating as HEXO Corp. and trading as TSX: HEXO). As a result of this transaction, Hydropothecary executed a 6:1 stock split. During the year ended December 31, 2017, the Company sold all 550,002 shares of Hydropothecary for proceeds of $932. The cumulative gain previously recognized as other comprehensive income on these shares was reclassified to income during 2017.

(v)

During the year ended December 31, 2017, the Company exercised 3,658,537 warrants for aggregate consideration of $2,268 for additional shares of ABcann. As at December 31, 2017, the fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate: 1.66%; volatility: 65%; share price: $1.53 per share; expected life: 0.76 years; and dividend yield: nil%.

12.	Property, plant and equipment

Cost	As at January 1, 2018	Additions (i)	Transfers	As at December 31, 2018
Land	$1,558	$1,649	$-	$3,207
Building structures	11,518	5,417	4,717	21,652
Furniture and equipment	134	542	-	676
Computer equipment	148	316	-	464
Security equipment	886	99	-	985
Production equipment	2,481	2,342	-	4,823
Road	137	-	-	137
Leasehold improvements	1,497	87	-	1,584
Equipment under finance lease (iii)	-	217	-	217
Construction in progress	39,337	106,853	(4,717)	141,473
	$57,696	$117,522	$-	$175,218

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

12.	Property, plant and equipment (continued)

Accumulated depreciation	As at January 1, 2018	Additions (ii)	Transfers	As at December 31, 2018
Building structures	$433	$751	$-	$1,184
Furniture and equipment	43	78	-	121
Computer equipment	75	94	-	169
Security equipment	196	188	-	384
Production equipment	431	465	-	896
Road	10	7	-	17
Leasehold improvements	336	174	-	510
Equipment under finance lease (iii)	-	46	-	46
	$1,524	$1,803	$-	$3,327
Net book value	$56,172			$171,891

Cost	As at January 1, 2017	Additions (i)	Transfers	As at December 31, 2017
Land	$1,558	$-	$-	$1,558
Building structures	2,761	2,723	6,034	11,518
Furniture and equipment	63	71	-	134
Computer equipment	88	60	-	148
Security equipment	474	412	-	886
Production equipment	2,106	375	-	2,481
Road	137	-	-	137
Leasehold improvements	1,429	68	-	1,497
Construction in progress	6,034	39,337	(6,034)	39,337
	$14,650	$43,046	$-	$57,696

Accumulated depreciation	As at January 1, 2017	Additions (ii)	Transfers	As at December 31, 2017
Building structures	$120	$313	$-	$433
Furniture and equipment	18	25	-	43
Computer equipment	36	39	-	75
Security equipment	60	136	-	196
Production equipment	103	328	-	431
Road	5	5	-	10
Leasehold improvements	186	150	-	336
	$528	$996	$-	$1,524
Net book value	$14,122			$56,172

(i)

During the year ended December 31, 2018, there were non-cash additions from the amortization of capitalized transaction costs and the capitalization of accrued interest to construction in progress and building structures amounting to $762 (2017 - $345). Refer to Note 15. In addition, there were land clearing costs and construction costs amounting to $2,092 that were paid by non-controlling interests, and outstanding as at December 31, 2018 in the form of advances. These advances accrued interest of $44 which was capitalized to construction in progress. Refer to Note 14.

(ii)

During the year ended December 31, 2018, $484 (2017 - $455) of depreciation expense was recorded as part of cost of sales. An additional $770 of depreciation expense remained capitalized in biological assets and inventory, as at December 31, 2018 (2017 - $nil).

(iii)	As at December 31, 2018 the net carrying amount of property, plant, and equipment includes equipment held under finance lease with a net carrying amount of $171 (2017 - $nil).

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

13.	Intangible assets and goodwill

(a)	Intangible assets

Cost	As at January 1, 2017	Additions	As at December 31, 2017	Additions	As at December 31, 2018
Software	$-	$-	$-	$360	$360
Health Canada Licenses - OGBC	1,611	-	1,611	-	1,611
Health Canada Licenses - Peace Naturals	9,596	-	9,596	-	9,596
Israeli Code - Cronos Israel G.S. Cultivations Ltd. (i)	-	-	-	156	156
Israeli Code - Cronos Israel G.S. Manufacturing Ltd. (i)	-	-	-	218	218
	$11,207	$-	$11,207	$734	$11,941

(i)

Israeli Codes were transferred by non-controlling interests to Cronos Israel in exchange for their equity interests in the Cronos Israel entities specified above. Refer to Note 14. Thus, these capital contributions are considered non-cash additions and have been excluded from the consolidated statement of cash flows.

Accumulated amortization	As at January 1, 2017	Additions	As at December 31, 2017	Additions	As at December 31, 2018
Software	$-	$-	$-	$73	$73
Health Canada Licenses - OGBC	-	-	-	101	101
Health Canada Licenses - Peace Naturals	-	-	-	533	533
	$-	$-	$-	$707	$707
Net book value	$11,207		$11,207		$11,234

(b)	Goodwill

	As at January 1, 2017	Additions	As at December 31, 2017	Additions	As at December 31, 2018
OGBC	$392	$-	$392	$-	$392
Peace Naturals	1,400	-	1,400	-	1,400
	$1,792	$-	$1,792	$-	$1,792

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

13.	Intangible assets and goodwill (continued)

(c)	Impairment

For purposes of impairment testing, intangible assets with an indefinite life and goodwill were allocated to the smallest identifiable group of assets that generate cash flows independently (a cash-generating unit or "CGU"). For the year ended December 31, 2018, there were no intangible assets with an indefinite life. Refer to Note 6(a). The Health Canada licenses issued to OGBC and Peace Naturals enable the entities to produce and sell dry cannabis and cannabis oils under the Cannabis Act, enabling the generation of cash flows through the ultimate sale thereof. In order for these licenses to generate such cash flows, the entities need to have the following resources including, but not limited to, the appropriate production facilities, skilled labour, and materials. As such, the Company has assessed that the smallest aggregation of assets that generate independent cash flows would be all of the assets and liabilities of each individual entity for their corresponding license.

The recoverable amounts of the CGUs were determined based on a value-in-use calculation, determined using a five-year cash flow projection. The cash flows were estimated using forecasted earnings before interest, taxes, depreciation, and amortization ("EBITDA") less capital expenditures. The key assumptions used in the estimation of the recoverable amounts were as follows:

	OGBC	Peace Naturals
Weighted average cost of capital (after-tax)	12%	12%
Average growth rate*	0%	14%

* The average growth rate is the annualized average of the expected year-over-year growth rate (in EBITDA) over five years.

These assumptions are based on the Company’s historical results, the preliminary results of the first quarter of the following fiscal year, and management’s expectations of the cash flows based on budgeted results, taking into account estimated sales volume and price changes. The impairment test performed resulted in no impairment of goodwill at December 31, 2018 and no impairment of goodwill or indefinite life intangible assets at December 31, 2017.

Management has not identified a reasonably possible change in these key assumptions that could cause the carrying amount of either CGU to exceed its recoverable amount.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

14.	Subsidiaries with non-controlling interests

During the year ended December 31, 2017, the Company announced a strategic joint venture in Israel, consisting of four legal entities, with the Israeli agricultural collective settlement Kibbutz Gan Shmuel, for the production, manufacturing and distribution of medical cannabis. The Company has subscribed for its equity interest in all four of the Israeli entities comprising Cronos Israel, accounted for as an asset acquisition as the Israeli entities did not meet the definition of a business at the respective dates Cronos Group acquired control. As a result of this acquisition, the Company paid $6,400 ILS ($2,313) for its interests in Cronos Israel and assumed cash of $486 ILS ($176) at the acquisition date. The results of the Israeli entities have been included in these consolidated financial statements as at December 31, 2018, as this transaction provided Cronos Group with control over these entities.

As at December 31, 2018, financial information of significant subsidiaries with non-controlling interests are as follows:

	Cronos Israel G.S. Cultivations Ltd.	Cronos Israel G.S. Manufacturing Ltd.	Total
Percentage interest held by non-controlling interests	30%	10%

Current assets	$713	$690	$1,403
Non-current assets	4,345	6,705	11,050

Current liabilities	325	76	401
Non-current liabilities	4,775	5,826	10,601

Retained earnings (accumulated deficit)	(42)	1,493	1,451
Attributable to:
Cronos Group	(29)	1,344	1,315
Non-controlling interests	(13)	149	136

Revenue	-	-	-

Net loss	(556)	(682)	(1,238)
Attributable to:
Cronos Group	(389)	(614)	(1,003)
Non-controlling interests	(167)	(68)	(235)

Other comprehensive income (loss)	(2)	6	4
Attributable to:
Cronos Group	(1)	5	4
Non-controlling interests	(1)	1	-

(i)

Non-current liabilities include advances from non-controlling interests, in the amount of $2,092 plus accrued interest of $44. These advances are unsecured, bear interest at 5%, with no fixed terms of repayment. Refer to Note 25(d).

The above information represents amounts before intercompany eliminations.

The Company did not have any significant subsidiaries with non-controlling interests as at December 31, 2017.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

15.	Construction loan payable

	2018	2017
Aggregate advances	$21,311	$6,304
Less: transaction costs (net of amortization)	(481)	(1,122)
Add: accrued interest	121	185
	$20,951	$5,367

On August 23, 2017, Peace Naturals, as borrower, signed a construction loan agreement with Romspen Investment Corporation as lender, to borrow $40,000, to be funded by way of multiple advances. The aggregate advances were limited to $35,000 until the lender received an appraisal valuing the property in British Columbia at an amount of not less than $8,000. The loan bore interest at a rate of 12% per annum, calculated and compounded monthly, in arrears, on the amounts advanced from the date of each advance. The term of the loan was two years, with the borrower's option to extend for another twelve months. The loan was guaranteed by Cronos Group, Hortican, OGBC, the responsible-person-in-charge and the senior-person-in-charge of OGBC and Peace Naturals. Subsequent to December 31, 2018, the construction loan payable was fully repaid. Refer to Note 28(b).

The loan was secured as follows:

(a)	first-ranking charge on the lands owned by OGBC, Peace Naturals, and Hortican, (collectively, the "Property") with a net book value of approximately $2,191 as at December 31, 2018 (2017 - $1,558);

(b)	first-ranking general assignment of all present and future leases of each Property;

(c)

general security agreements creating first-ranking security interests on all the personal property of Peace Naturals and the corporate guarantors including without limitation, goods, chattels, paper, documents, accounts, intangible assets, securities, monies, books and records;

(d)

specific assignment of each Property's right, title, and interest in the construction project which the loan is being used to fund, including licenses, permits, plans and specifications, development approvals and agreements;

(e)

acknowledgement of the status and terms of any contracts affecting or with respect to each Property including without limitation, any pertaining to ownership, insurance, shared facilities, passageway agreements, or similar matters, confirming the good status of such contracts, and the rights of the lender under such contracts;

(f)	the subordination of all other indebtedness of Peace Naturals;

(g)

an unconditional, joint and several covenant by the guarantors as principal debtor for the performance of obligations by Peace Naturals, it being understood that the lender is not obliged to proceed against Peace Naturals or exhaust any security before proceeding against the guarantors;

(h)	deficiency and completion guarantee from Peace Naturals and the corporate guarantors;

(i)	assignment of all insurance policies with respect to each Property and the construction project;

(j)	pledge of the shares of Peace Naturals, OGBC, and Hortican;

(k)	an environmental indemnity from Peace Naturals and the corporate guarantors; and

(l)	deficiency and completion guarantee from Peace Naturals and the corporate guarantors.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

16.	Share capital

The Company is authorized to issue an unlimited number of no par value common shares.

The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

During the year ended December 31, 2018, the Company issued 15,677,143 (2017 - 13,181,190) common shares for aggregate gross proceeds of $146,032 (2017 - $34,584) through bought deal offerings and nil (2017 - 6,671,111) common shares for aggregate gross proceeds of $nil (2017 - $15,010) through private placements.

17.	Share-based payments

(a)	Warrants

The following is a summary of the changes in warrants from January 1, 2017 to December 31, 2018:

	Weighted average exercise price	Number of warrants	Share-based reserve
Balance at January 1, 2017	$0.24	45,885,172	$3,983
Exercise of warrants	0.23	(7,211,308)	(619)
Expiry of warrants	0.70	(19,210)	-
Balance at December 31, 2017	$0.24	38,654,654	$3,364
Exercise of warrants	0.14	(13,114,336)	(1,816)
Expiry of warrants	0.08	(82,695)	-
Balance at December 31, 2018	$0.26	25,457,623	$1,548

As at December 31, 2018, the Company had outstanding warrants as follows:

Grant date	Expiry date	Number of warrants	Weighted average exercise price
October 8, 2015 - October 28, 2015	October 8, 2020 - October 28, 2020	4,586,785	$0.31
May 13, 2016 - May 27, 2016	May 13, 2021 - May 27, 2021	20,870,838	0.25
		25,457,623	$0.26

(b)	Stock options

(i)	Stock option plans

The Company had adopted an amended and restated stock option plan dated May 26, 2015 (the "2015 Stock Option Plan") which was approved by shareholders of the Company at the annual and general meeting of shareholders held on June 28, 2017. The 2015 Stock Option Plan allowed the Board to award options to purchase shares to certain directors, officers, key employees and service providers of the Company.

On June 28, 2018, the shareholders of the Company approved a new stock option plan (the "2018 Stock Option Plan") which superseded the 2015 Stock Option Plan. No further awards will be granted under the 2015 Stock Option Plan; however, shares may be purchased via option exercise by the holders of any outstanding stock options previously issued under the 2015 Stock Option Plan.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

17.	Share-based payments (continued)

(b)	Stock options (continued)

(i)	Stock option plans (continued)

Participants under the 2018 Option Plan are eligible to be granted options to purchase shares at an exercise price established upon approval of the grant by the Board. When options are granted, the exercise price is, with respect to a particular date, the closing price as reported by the TSX on the immediately preceding trading day (the "Fair Market Value"). The 2018 Option Plan does not authorize grants of options with an exercise price below the Fair Market Value.

Vesting conditions for grants of options are determined by the Board. The typical vesting for employee grants is quarterly vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the options is established by the Board, provided that the term of an option may not exceed seven years from the date of the grant.

The 2018 Option Plan also provides for the issuance of share appreciation rights ("SARs") in tandem with options. Each SAR entitles the holder to surrender to the Company, unexercised, the right to subscribe for shares pursuant to the related option and to receive from the Company a number of shares, rounded down to the next whole share, with a Fair Market Value on the date of exercise of each such SAR that is equal to the difference between such Fair Market Value and the exercise price under the related option, multiplied by the number of shares that cease to be available under the option as a result of the exercise of the SAR, subject to satisfaction of applicable withholding taxes and other source deductions. Each unexercised SAR terminates when the related option is exercised or the option terminates, including upon a change in control. Upon each exercise of a SAR, in respect of a share covered by an option, such option is cancelled and is of no further force or effect in respect of such share.

(ii)	Summary of changes

The following is a summary of the changes in options from January 1, 2017 to December 31, 2018:

	Weighted average exercise price	Number of options	Share-based reserve
Balance at January 1, 2017	$1.10	6,177,594	$735
Issuance of options	2.82	6,402,000	-
Exercise of options	1.03	(571,246)	(308)
Cancellation of options	1.15	(404,598)	-
Vesting of issued options	-	-	1,862
Balance at December 31, 2017	$2.05	11,603,750	$2,289
Issuance of options	8.23	1,910,000	-
Exercise of options	1.41	(597,379)	(286)
Cancellation of options	2.43	(13,376)	-
Vesting of issued options	-	-	4,238
Balance at December 31, 2018	$2.99	12,902,995	$6,241

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

17.	Share-based payments (continued)

(b)	Stock options (continued)

(ii)	Summary of changes (continued)

The weighted average share price at the dates the options were exercised during the year ended December 31, 2018 was $9.37 per share (2017 - $3.66 per share).

As at December 31, 2018, the Company had outstanding and exercisable options as follows:

				Weighted average
Grant date	Vesting terms	Expiry date	Number of options	Exercise price	Remaining contractual life (in years)
August 5, 2016	Evenly over 48 months	August 5, 2021	1,058,334	$0.50	2.60
October 6, 2016	Evenly over 48 months	October 6, 2021	3,411,699	1.23	2.77
November 21, 2016	Evenly over 48 months	November 21, 2021	182,000	1.84	2.89
April 12, 2017	Evenly over 48 months	April 12, 2022	3,273,020	3.14	3.28
August 23, 2017	Evenly over 48 months	August 23, 2022	2,872,941	2.42	3.65
November 9, 2017	Evenly over 48 months	November 9, 2022	200,000	3.32	3.86
January 30, 2018	Evenly over 48 months	January 30, 2023	275,001	8.40	4.08
January 31, 2018	Evenly over 48 months	January 31, 2023	150,000	9.00	4.09
May 18, 2018	Evenly over 48 months	May 18, 2023	1,195,000	7.57	4.38
June 28, 2018	Evenly over 60 months	June 28, 2023	180,000	8.22	4.49
September 13, 2018	Evenly over 48 months	September 13, 2025	25,000	14.70	6.71
October 12, 2018	Evenly over 48 months	October 12, 2025	30,000	11.80	6.79
December 14, 2018	Evenly over 20 quarters	December 14, 2025	50,000	15.29	6.96
Outstanding at December 31, 2018			12,902,995	$2.99	3.35
Exercisable at December 31, 2018			5,648,656	$2.28	3.14

These options shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or specified expiry date, and can only be settled in common shares.

As at December 31, 2018, the weighted average exercise price of options outstanding was $2.99 per option (2017 - $2.05 per option). The weighted average exercise price of options exercisable was $2.28 per option (2017 - $1.71 per option).

(iii)	Fair value of options issued

The fair value of the options issued during the year was determined using the Black-Scholes option pricing model, using the following inputs:

	2018	2017
Share price at grant date (per share)	$7.57 - $15.29	$2.42 - $3.27
Exercise price (per option)	$7.57 - $15.29	$2.42 - $3.32
Risk-free interest rate	1.93% - 2.45%	0.96% - 1.59%
Expected life of options (in years)	5 - 7	5
Expected annualized volatility	55%	55%
Expected dividend yield	0%	0%
Weighted average Black-Scholes value at grant date (per option)	$4.09	$1.39

Volatility was estimated by using the historical volatility of the Company, adjusted for the Company's expectation of volatility going forward. The expected life in years represents the period of time that the options granted are expected to be outstanding. The risk-free interest rate was based on Bank of Canada government bonds with a remaining term equal to the expected life of the options.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

18.	Revenue from contracts with customers

The Company derives revenue from the transfer of goods at a point in time for the following major product lines and geographical regions:

	2018	2017
Canadian
Dry cannabis	$12,219	$3,142
Cannabis oils	3,495	146
Other	232	195
	15,946	3,483
International
Dry cannabis	$1,155	$598
Cannabis oils	44	1
	1,199	599
Total gross revenue from contracts with customers	$17,145	$4,082

During the year ended December 31, 2018, the Company earned a total gross revenue of $2,832 from 1 major customer (2017 - $530 and $780 from 2 major customers, respectively). As at December 31, 2018, $50 (2017 - $nil) in expected credit losses has been recognized on receivables from contract with customers. Refer to Note 25(a)(i).

19.	Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the following numerators and denominators:

	2018	2017
Numerator
Net income (loss) attributable to common shareholders of Cronos Group	$(18,970)	$2,491
Net income (loss) used in the computation of basic and diluted income (loss) per share	$(18,970)	$2,491

Denominator
Weighted average number of common shares outstanding for computation of basic income (loss) per share	172,269,170	134,803,542
Dilutive effect of warrants	-	38,378,288
Dilutive effect of options and share appreciation rights	-	3,607,331
Weighted average number of common shares for computation of diluted income (loss) per share	172,269,170	176,789,161

For the year ended December 31, 2018, all instruments were anti-dilutive (2017 - all dilutive).

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

20.	Related party transactions and balances

The following is a summary of the Company's related party transactions during the year:

(a)	Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executive and non-executive directors. Compensation provided to key management is as follows:

	2018	2017
Short-term employee benefits, including salaries and fees	$437	$417
Professional fees	343	234
Share-based payments	1,448	899
	$2,228	$1,550

During the year ended December 31, 2018, a total of 150,000 options (2017 - 3,575,000 options) were issued to key management. Refer to Note 17(b).

As at December 31, 2018 and 2017, there were no balances payable to members of key management.

(b) Director compensation

During the year ended December 31, 2018, a total of 550,000 options (2017 - 1,800,000 options) were issued to directors, excluding a director who was also a member of key management, of the Company and share-based payments of $1,246 (2017 - $601) were recognized. Refer to Note 17(b).

21.	Commitments and contingencies

(a)	The following is a summary of the Company's minimum payments under operating lease obligations for its premises due in future fiscal years:

2019	$810
2020	581
2021	586
2022	592
2023	653
2024 and onwards	2,728
$5,950

In addition to the minimum lease payments, the Company is required to pay realty taxes and other occupancy costs.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

21.	Commitments and contingencies (continued)

(b)	The Company has committed funding to the following R&D projects:

(i)

Ginkgo. On September 4, 2018, the Company announced a research and development partnership with Ginkgo Bioworks Inc. ("Ginkgo") to develop scalable and consistent production of a wide range of cannabinoids, including THC, CBD and a variety of other lesser known and rarer products. As part of this partnership, Cronos Group has agreed to issue up to 14,700,000 common shares of the Company (aggregate value of approximately $100,000 USD as of July 17, 2018 assuming all milestones are met) in tranches and $22,000 USD in cash subject to Ginkgo's achievement of certain milestones.

(ii)

Technion. On October 15, 2018, the Company announced a sponsored research agreement with the Technion Research and Development Foundation of the Technion – Israel Institute of Technology ("Technion"). Research will be focused on the use of cannabinoids and their role in regulating skin health and skin disorders. The Company has committed to $1,784 USD of research funding over a period of three years. An additional $4,900 USD of cash payments will be paid to Technion upon the achievement of certain milestones.

(c)	The following contingencies are related to Peace Naturals:

(i)

MedCann Access Acquisition Claim. On July 31, 2015, 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (collectively, the "Plaintiffs") commenced a claim against Peace Naturals and a number of other parties, for $15,000 in damages as a result of an alleged breach of obligations to them by terminating a share purchase transaction for the acquisition of the Plaintiffs’ company, MedCann Access. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized. On February 21, 2018, the parties began the discovery phase of the proceedings, which is ongoing.

(ii)

Warrants Claim. Jeffrey Gobuty, brother to Mark Gobuty, former CEO of Peace Naturals, brought a claim against Peace Naturals for $300 and for warrants valued at $125 that were purportedly issued by Mark Gobuty, the former CEO of Peace Naturals. This matter remains in the early stages of litigation and has not yet advanced to discovery.

(iii)

Former Employees' Unlawful Termination Claims. Peace Naturals, Cronos Group and certain directors were served with claims by Jennifer Caldwell, a former employee, for damages of $580 and 30,000 options of the Company, and Mark Gobuty, the former CEO of Peace Naturals, for approximately $12,682 and a 10% equity interest in Peace Naturals, in connection with alleged claims of wrongful termination. Both plaintiffs have amended their pleadings to discontinue the claims against the individual directors. Subsequent to December 31, 2018, the claim by the former CEO of Peace Naturals has been settled and discontinued. Refer to Note 28(d).

(d)	The following contingency is related to Cronos Group:

(i)

U.S. Securities Class Action Claims. Two purported shareholders of Cronos Group each filed a putative class action in the United States District Court for the Southern District of New York against the Company and its CEO, alleging that the Company's continuous disclosure omitted material information with respect to matters raised in a document published on a short-seller's website, thus rendering the Company's disclosure false and misleading in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder. The complaints purport to seek, among other things, compensatory damages and a reasonable allowance for plaintiff attorneys' and experts' fees. Subsequent to year end, these claims were discontinued. Refer to Note 28(c).

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

22.	Income taxes

The components of the income tax provision include:

	2018	2017
Current	$-	$-
Deferred	489	298
	$489	$298

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2017 - 26.5%) to the effective tax rate is as follows:

	2018	2017
Income (loss) before income taxes	$(18,716)	$2,789
Combined statutory tax rate	26.5%	26.5%
Theoretical tax expense (recovery)	$(4,960)	$739
Non-deductible expenses:
Share-based payments	1,123	494
Meals and entertainment	18	-
Non-taxable income:
Non-taxable portion of capital gains	(83)	(762)
Effect of provincial tax rate difference	(4)	5
Changes in unrecognized deferred tax assets	4,395	(178)
Income tax expense	$489	$298

The components of deferred tax are summarized below. Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

	2018	2017
Deferred tax assets
Non-capital losses carried forward	$5,175	$5,690
Financing fees	315	31
Scientific research and experimental development	55	28
Finance lease obligation	42	-
Provisions	49	-

Deferred tax liabilities
Biological assets	(1,676)	(986)
Inventory	(1,639)	(1,989)
Investments in equity accounted investees	(41)	(153)
Other investments	(36)	(91)
Property, plant and equipment	(1,285)	(968)
Intangible assets	(2,809)	(2,978)
Net deferred tax liability	$(1,850)	$(1,416)

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

22.	Income taxes (continued)
The changes in the net deferred tax liability are provided below:

	2018	2017
Balance - beginning of year	$1,416	$1,457
Recognized in income	489	298
Recognized in other comprehensive income	(55)	(339)
Balance - end of year	$1,850	$1,416

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom:

	2018	2017
Property, plant and equipment	$1,090	$684
Share and debt issuance costs (i)	9,488	2,834
Losses carried forward (ii)	25,663	7,814
Equity accounted investments	923	-

(i)	Share and debt issuance costs will be fully amortized in 2023. The remaining deductible temporary differences may be carried forward indefinitely.

(ii)	For income tax purposes, the Company has non-capital losses carried forward from current and prior years which can be used to reduce future years' taxable income. These losses expire as follows:

Non-capital losses
2030	$32
2031	22
2032	341
2033	2,547
2034	1,782
2035	5,452
2036	4,623
2037	4,502
2038	26,145
$45,446

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

23.	Operating segment information

For the year ended December 31, 2017, the Company was divided into two operating segments corresponding to its two primary business models. One segment related to pursuing equity investments in Licensed Producers in Canada, ("Investing Segment"). The second segment related to production and sale of cannabis through the Company's wholly-owned subsidiaries, OGBC and Peace Naturals, ("Operating Segment"). For the year ended December 31, 2018, the Company only had one reportable operating segment as the Company substantially divested from its Investing Segment.

Reporting by operating segment follows the same accounting policies as those used to prepare the consolidated financial statements. The operating segments are presented in accordance with the same criteria used for internal reporting prepared for the chief operating decision-makers responsible for allocating resources and assessing performance. Inter-segment transactions are recorded at the stated values as agreed to by the segments.

As at December 31, 2018 and 2017, substantially all of the Company's assets were located in Canada.

For the year ended December 31, 2017:

	Investing segment	Operating segment	Inter-segment elimination	Total
Consolidated statement of operations and comprehensive income (loss)
Gross revenue	$-	$4,082	$-	$4,082
Share of income from investments in equity accounted investees	165	-	-	165
Unrealized change in fair value of biological assets (Note 6)	-	(7,637)	-	(7,637)
Cost of sales before fair value adjustments (Note 6)	-	2,040	-	2,040
Realized fair value adjustments on inventory sold in the year (Note 6)	-	2,449	-	2,449
Gain on other investments	4,858	-	-	4,858
Intercompany revenue	624	-	(624)	-
Share-based payments	1,862	-	-	1,862
Interest expense	1	600	(475)	126
Depreciation and amortization	71	470	-	541

Net income (loss)	(368)	3,382	(523)	2,491

Consolidated statement of financial position
Total assets	$151,998	$70,198	$(121,167)	$101,029
Total liabilities	979	67,957	(54,275)	14,661
Shareholders' equity	$151,019	$2,241	$(66,892)	$86,368

Other information
Property, plant and equipment	$1,153	$53,175	$1,844	$56,172
Additions to property, plant and equipment	139	42,908	-	43,046

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

24.	Supplementary cash flow information

The net changes in non-cash working capital items are as follows:

	Notes	2018	2017
Accounts receivable	25(a)	$(3,023)	$(1,033)
Sales taxes receivable		(305)	(3,114)
Prepaids and other receivables	25(a)	(3,086)	(287)
Biological assets	6(b),7(a)	6,216	5,710
Inventory	6(b),7(b)	(11,517)	(8,957)
Accounts payable and other liabilities	25(b)	7,479	6,697
Holdbacks payable	25(b)	7,887	-
Government remittances payable	25(b)	1,093	-
Net changes in non-cash working capital		$4,744	$(984)

25.	Financial instruments

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its operating activities, primarily accounts receivable and other receivables, and its investing activities, including cash held with banks and financial institutions, loan receivable, and advances to joint ventures. The Company's maximum exposure to this risk is equal to the carrying amount of these financial assets, which amounted to $44,166 as at December 31, 2018 (2017 - $10,662).

(i)	Accounts receivable

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on the days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Accounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments for a period of greater than 120 days past due. For the year ended December 31, 2018, the Company recognized an approximate expected credit loss allowance of $50 (2017 - $nil).

Provided below is the information about the credit risk exposure on the Company's accounts receivable using a provision matrix of expected credit loss rates against an analysis of the age of accounts receivable:

	Expected credit loss rates	2018	2017
Less than 30 days past billing date	0% to 3%	$3,980	$1,020
31 to 60 days past billing date	0% to 5%	136	85
61 to 90 days past billing date	0% to 8%	-	35
91 to 120 days past billing date	0% to 12%	19	-
Over 120 days past billing date	0% to 18%	28	-
		$4,163	$1,140

The Company has assessed that there is a concentration of credit risk, as 87.6% of the Company's accounts receivable were due from 5 customers as at December 31, 2018 (2017 - 89.3% due from 2 customers).

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

25.	Financial instruments (continued)

(a)	Credit risk (continued)

(ii)	Cash

The Company held cash of $32,634 at December 31, 2018 (2017 - $9,208). The cash is held with central banks and financial institution counterparties that are highly rated.

(iii)	Advances to joint ventures

The Company has assessed that there has been no significant increase in credit risk of these advances from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on these advances as at December 31, 2018.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, and arises principally from the Company’s accounts payable and other liabilities, holdbacks payable, government remittances payable, construction loan payable, and due to non-controlling interests. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company's funding is primarily provided in the form of capital raised through the issuance of shares. As at December 31, 2018, 35% of the Company’s payables were due to 1 vendor (2017 - 89.3% due to 2 vendors).

The following represents an analysis of the age of accounts payable:

	2018	2017
Less than 30 days past billing date	$1,201	$6,725
31 to 60 days past billing date	365	113
61 to 90 days past billing date	29	66
Over 90 days past billing date	-	172
	$1,595	$7,076

Subsequent to December 31, 2018, the Company received cash inflows from the transaction noted in Note 28(f).

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

25.	Financial instruments (continued)

(c)	Market risk

(i)	Price risk

Price risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, market and economic conditions, and equity and commodity prices. The Company is exposed to price risk in divesting its investments, such that, unfavorable market conditions could result in dispositions of investments at less than favorable prices. Further, the revaluation of securities classified as fair value through other comprehensive income, could result in significant write-downs of the Company's investments, which would have an adverse impact on the Company's financial position.

The Company previously managed price risk by having a portfolio of securities from multiple issuers, such that the Company was not singularly exposed to any one issuer. During the year ended December 31, 2018, the Company sold a significant portion of its investments subject to price risk, and subsequent to December 31, 2018, were fully divested. Refer to Note 28(a).

(ii)	Concentration risk

Concentration risk is the risk that any single investment or group thereof, has the potential to materially affect the operating results of the Company. The Company is exposed to this risk as all of its investments are currently within the cannabis industry. As such, the Company's financial results may be adversely affected by the unfavorable performance of those investments or the industry in which they operate. The Company manages concentration risk by investing in the cannabis industry of various countries.

(d)	Currency rate risk

Currency rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to this risk on advances to joint ventures denominated in AUD, refer to Note 9. The Company is further exposed to this risk through subsidiaries operating in Israel, refer to Note 2(d). The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company's financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

The following table provides a summary of foreign currency (in thousands) denominated financial assets and liabilities:

	Currency	2018		2017
Advance to joint ventures	AUD		$1,029		$-
Cash	ILS	₪	840	₪	-
Sales taxes receivable	ILS	₪	2,066	₪	-
Accounts payable and other liabilities	ILS	₪	1,083	₪	-
Due to non-controlling interests	ILS	₪	5,878	₪	-

A 10% strengthening of the Canadian dollar against the foreign currencies listed above would increase the net loss by $90 and decrease other comprehensive income by $326. A 10% weakening of the Canadian dollar against the foreign currencies listed above would result in an equal, but opposite effect.

It is management's opinion that the Company is not subject to significant interest rate risk.

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

26.	Fair value hierarchy

Assets recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. In these consolidated financial statements, other investments (Canopy, Hydropothecary, and ABcann shares) are included in this category.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these consolidated financial statements, ABcann share purchase warrants are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. In these consolidated financial statements, other investments (Evergreen), and biological assets are included in this category.

The Company's policy for determining when transfers between levels of the fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer.

During the year ended December 31, 2018, there were no transfers between levels.

During the year ended December 31, 2017, Hydropothecary and ABcann became publicly traded. Due to these events, the investment in Hydropothecary and ABcann were transferred out of Level 3 as the inputs for the valuation of the investment were no longer unobservable. The investment in Hydropothecary and ABcann were transferred into Level 1 of the fair value hierarchy, as the valuations of the investments were based on quoted prices in an active market.

For all financial instruments classified as amortized cost, the carrying value approximates fair value.

27.	Capital management

The Company's objectives when managing its capital are to maintain a sufficient capital base to: (i) meet its short-term obligations, (ii) sustain future operations and expansions, (iii) ensure its ability to continue as a going concern, and (iv) retain stakeholder confidence. The Company defines capital as its net assets, total assets less total liabilities.

As at December 31, 2018, the Company managed net assets of $211,640 (2017 - $86,368).

Cronos Group Inc.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018 and December 31, 2017

(in thousands of CDN $, except gram and share amounts)

28.	Subsequent events

(a)	On January 11, 2019, the Company sold all remaining 11,062 shares of Canopy for net proceeds of $471, resulting in a gain of $66 recognized as other comprehensive income.

(b)

On January 23, 2019, the Company announced that it had entered into a credit agreement with Canadian Imperial Bank of Commerce, as administrative agent and lender, and the Bank of Montreal, as lender, in respect of a $65 million secured non-revolving term loan credit facility (the "Credit Facility"). The Company used the funds available under the Credit Facility to fully repay the construction loan payable, consisting of $21,311 in loan principal and $275 in accrued interest and fees. On March 8, 2019 the Credit Facility was fully repaid. Refer to Note 15.

(c)	On January 28, 2019, the U.S. Securities Class Action Claims relating to Cronos Group and its CEO were voluntarily discontinued. Refer to Note 21(d).

(d)

On January 30, 2019, the unlawful termination claim by Mark Gobuty was settled and claims discontinued, with total settlement proceeds of $644 payable to Mr. Gobuty. This amount was released from trust on January 31, 2019. Refer to Note 21(c)(iii).

(e)

On March 4, 2019, the Company announced that it had sold all 2,563 shares of Whistler, representing approximately 19.0% of Whistler’s issued and outstanding common shares, to Aurora Cannabis Inc. ("Aurora"), in connection with Aurora's acquisition of Whistler (the "Whistler Transaction"). As a result of the closing of the Whistler Transaction, the Company received 2,524,341 Aurora common shares with an aggregate value of approximately $24,700 based on an issue price of $9.77 per Aurora common share, which represents the five-day volume weighted average price (“VWAP”) of Aurora common shares immediately prior to the closing of the Whistler transaction. In addition, the Company expects to receive further Aurora common shares valued at an aggregate of approximately $7,600 upon the satisfaction of certain specified milestones. The exact number of Aurora common shares to be issued to the Company following the satisfaction of each such milestone will be determined in reference to the five-day VWAP of Aurora common shares immediately prior to the achievement of the applicable milestone. The closing of the Whistler Transaction resulted in a gain of approximately $20,605 recognized in net income, with the Aurora common shares received being measured at FVTPL.  Subsequently, the Company sold all 2,524,341 Aurora common shares received to date, for net proceeds of $25,560, resulting in a gain of $860 recognized in net income.

(f)

On March 8, 2019, the Company announced that the previously announced investment in the Company (the "Altria Investment") by Altria Group, Inc. ("Altria"), pursuant to a subscription agreement dated December 7, 2018 (the "Subscription Agreement"), had closed for proceeds of approximately $2,434,800. At closing, the Company issued to certain wholly-owned subsidiaries of Altria, 149,831,154 common shares of the Company and one warrant of the Company (the "Altria Warrant"), which may be exercised in full or in part at any time on or prior to March 8, 2023, from time to time, and entitles the holder thereof, upon valid exercise in full, to acquire an aggregate of 73,990,693 common shares of the Company (subject to adjustment in accordance with the terms and conditions of the warrant certificate representing and evidencing the Altria Warrant (the "Altria Warrant Certificate") at an initial exercise price of $19.00 per common share. As of the closing date of the Altria Investment, Altria beneficially held an approximately 45% ownership interest in the Company (calculated on a non-diluted basis) and, if exercised in full on such date, the exercise of the Altria Warrant would result in Altria holding a total ownership interest in the Company of approximately 55% (calculated on a non-diluted basis). If fully exercised, the Altria Warrant would provide the Company with approximately $1,405,800 of additional proceeds.

(g)

Subsequent to December 31, 2018, a total of 47,005 share appreciation rights were exercised, in lieu of the associated options, in exchange for 37,065 common shares. Also, subsequent to December 31, 2018, a total of 375 stock options were exercised for $1 in cash and 2,479 stock options were cancelled. These share appreciation right and stock option exercises had a weighted average exercise price of $2.18 per common share.

(h)	Subsequent to December 31, 2018, a total of 4,390,961 warrants were exercised in exchange for $1,180 in cash. These warrants had a weighted average exercise price of $0.27 per common share.